Filed Pursuant to Rule 424(b)(5)
                                                 Registration Nos. 333-105815
                                                                   333-105815-01
                                                                   333-105815-02
                                                                   333-105815-03
                                                                   333-105815-04


PROSPECTUS SUPPLEMENT

(To Prospectus Dated June 25, 2003)

                         8,000,000 Preferred Securities

                        Georgia Power Capital Trust VII
                       5 7/8% Trust Preferred Securities
                (Liquidation Amount $25 per Preferred Security)
         Fully and unconditionally guaranteed, as described herein, by

                              (Georgia Power Logo)

     A BRIEF DESCRIPTION OF THE 5 7/8% TRUST PREFERRED SECURITIES CAN BE FOUND UNDER "SUMMARY INFORMATION -- Q&A" IN THIS PROSPECTUS SUPPLEMENT.
                            ------------------------
     APPLICATION WILL BE MADE TO LIST THE PREFERRED SECURITIES ON THE NEW YORK STOCK EXCHANGE. IF APPROVED, GEORGIA POWER COMPANY EXPECTS TRADING OF THE PREFERRED SECURITIES TO BEGIN WITHIN 30 DAYS AFTER THEY ARE FIRST ISSUED.
                            ------------------------
     INVESTING IN THE PREFERRED SECURITIES INVOLVES RISKS. SEE "RISK FACTORS" BEGINNING ON PAGE S-6.
                            ------------------------

                                                                  UNDERWRITING
                                                   PRICE TO       DISCOUNTS AND       PROCEEDS TO
                                                    PUBLIC         COMMISSIONS           TRUST
                                                   --------       -------------       -----------
Per Preferred Security.........................       $25           See below             $25
Total..........................................  $200,000,000       See below        $200,000,000

                            ------------------------

     Georgia Power Capital Trust VII will not pay any underwriting commissions. Georgia Power Company will pay underwriting commissions of $.7875 per Preferred Security. Any accumulated distributions from the date of original issuance of the Preferred Securities should be added to the Price to Public.

     The Securities and Exchange Commission and state securities regulators have not approved or disapproved these securities or determined if this Prospectus Supplement or the accompanying Prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

     The Underwriters expect to deliver the Preferred Securities to purchasers on or about January 23, 2004.
                          ---------------------------
MORGAN STANLEY
                   BANC OF AMERICA SECURITIES LLC
                                     CITIGROUP
                                                  MERRILL LYNCH & CO.
January 15, 2004

     You should rely only on the information contained or incorporated by reference in this Prospectus Supplement and the accompanying Prospectus. Georgia Power Company and the Underwriters have not authorized any other person to provide you with different information. If anyone provides you with different or inconsistent information, you should not rely on it. Georgia Power Company and the Underwriters are not making an offer to sell these securities in any jurisdiction where the offer or sale is not permitted. You should assume that the information appearing in this Prospectus Supplement and the accompanying Prospectus, as well as information Georgia Power Company previously filed with the Securities and Exchange Commission and incorporated herein by reference, is accurate as of the date on the front of the documents only. Georgia Power Company's business, financial condition, results of operations and prospects may have changed since that date.

                               TABLE OF CONTENTS

                                                              PAGE
                                                              ----
                      PROSPECTUS SUPPLEMENT
Summary Information -- Q&A..................................   S-3
Risk Factors................................................   S-6
Georgia Power Capital Trust VII.............................   S-8
Selected Financial Information..............................   S-9
Use of Proceeds.............................................  S-11
Description of the Preferred Securities.....................  S-11
Description of the Series G Junior Subordinated Notes.......  S-21
Relationship Among the Preferred Securities, the Series G
  Junior Subordinated Notes and the Guarantee...............  S-23
Certain Federal Income Tax Consequences.....................  S-24
Underwriting................................................  S-28
Legal Opinions..............................................  S-29

                            PROSPECTUS
About this Prospectus.......................................     2
Risk Factors................................................     2
Available Information.......................................     2
Incorporation of Certain Documents by Reference.............     3
Georgia Power Company.......................................     3
Selected Information........................................     4
The Trusts..................................................     4
Accounting Treatment of the Trusts..........................     5
Use of Proceeds.............................................     5
Description of the Senior Notes.............................     5
Description of the Junior Subordinated Notes................     9
Description of the Preferred Securities.....................    14
Description of the Guarantees...............................    15
Relationship Among the Preferred Securities, the Junior
  Subordinated Notes and the Guarantees.....................    17
Plan of Distribution........................................    19
Legal Matters...............................................    19
Experts.....................................................    19

                            SUMMARY INFORMATION--Q&A

     The following information supplements, and should be read together with, the information contained in other parts of this Prospectus Supplement and in the accompanying Prospectus. This summary highlights selected information from this Prospectus Supplement and the accompanying Prospectus to help you understand the 5 7/8% Trust Preferred Securities (the "Preferred Securities"). You should carefully read this Prospectus Supplement and the accompanying Prospectus to understand fully the terms of the Preferred Securities as well as the tax and other considerations that are important to you in making a decision about whether to invest in the Preferred Securities. You should pay special attention to the "Risk Factors" section beginning on page S-6 of this Prospectus Supplement to determine whether an investment in the Preferred Securities is appropriate for you.

WHAT ARE THE PREFERRED SECURITIES?

     Each Preferred Security represents an undivided beneficial interest in the assets of Georgia Power Capital Trust VII (the "Trust"). Each Preferred Security will entitle the holder to receive quarterly cash distributions as described in this Prospectus Supplement. The Trust is offering 8,000,000 Preferred Securities at a price of $25 for each Preferred Security.

WHO IS THE TRUST?

     The Trust is a Delaware statutory trust. Its principal place of business is c/o Georgia Power Company, 241 Ralph McGill Boulevard, N.E., Atlanta, Georgia 30308-3374, and its telephone number is (404) 506-6526.

     The Trust will sell its Preferred Securities to the public and its common securities (the "Common Securities") to Georgia Power Company (the "Company"). The Trust will use the proceeds from these sales to buy a series of 5 7/8% junior subordinated deferrable interest notes due January 15, 2044 (the "Series G Junior Subordinated Notes") from the Company with the same financial terms as the Preferred Securities. The Company will guarantee payments made on the Preferred Securities as described herein.

     JPMorgan Chase Bank will act as property trustee (the "Property Trustee") of the Trust. Two officers of the Company also will act as trustees (the "Administrative Trustees") of the Trust. Chase Manhattan Bank USA, National Association will be an additional trustee (the "Delaware Trustee") of the Trust. JPMorgan Chase Bank will act as trustee (the "Indenture Trustee") under the Subordinated Note Indenture, as supplemented (the "Subordinated Note Indenture"), pursuant to which the Series G Junior Subordinated Notes will be issued and will act as trustee (the "Guarantee Trustee") under the Preferred Securities Guarantee of the Company (the "Guarantee"). The Property Trustee, the Delaware Trustee and the Administrative Trustees are sometimes referred to as the "Securities Trustees."

WHO IS THE COMPANY?

     The Company is a corporation organized under the laws of the State of Georgia on June 26, 1930. The Company has its principal office at 241 Ralph McGill Boulevard, N.E., Atlanta, Georgia 30308-3374, telephone (404) 506-6526. The Company is a wholly owned subsidiary of The Southern Company ("Southern").

     The Company is a regulated public utility engaged in the generation, transmission, distribution and sale of electric energy within an approximately 57,200 square mile service area comprising most of the State of Georgia.

WHEN WILL YOU RECEIVE QUARTERLY DISTRIBUTIONS?

     If you purchase the Preferred Securities, you are entitled to receive cumulative cash distributions at an annual rate of 5 7/8% (the "Securities Rate") of the liquidation amount of $25 per Preferred Security. Distributions will accumulate from the date the Trust issues the Preferred Securities (the "Issue Date") and will be paid quarterly in arrears on January 15, April 15, July 15 and October 15 of each year (each, a "Distribution Date"), beginning April 15, 2004.

WHEN CAN PAYMENT OF YOUR DISTRIBUTIONS BE DEFERRED?

     The Company can, on one or more occasions, defer interest payments on the Series G Junior Subordinated Notes for up to 20 consecutive quarterly periods. A deferral of interest payments cannot extend, however, beyond the maturity date of the Series G Junior Subordinated Notes (which is January 15, 2044).

     If the Company defers interest payments on the Series G Junior Subordinated Notes, the Trust will also defer distributions on the Preferred Securities. During this deferral period, distributions will continue to accrue on the Preferred Securities at an annual rate of 5 7/8% of the liquidation amount of $25 per Preferred Security. Also, the deferred distributions will themselves accrue interest at an annual rate of 5 7/8% (to the extent permitted by law). Once the Company makes all interest payments on the Series G Junior Subordinated Notes, with accrued and unpaid interest, it can again defer interest payments on the Series G Junior Subordinated Notes.

     During any period in which the Company defers interest payments on the Series G Junior Subordinated Notes, the Company will not be permitted to (with limited exceptions):

     - pay a dividend or make any distributions on its capital stock or redeem, purchase, acquire or make a liquidation payment on any of its capital stock, or make any guarantee payments with respect to the foregoing; or

     - make an interest, principal or premium payment on, or repurchase or redeem, any of its debt securities that rank equal with or junior to the Series G Junior Subordinated Notes.

     If the Company defers payments of interest on the Series G Junior Subordinated Notes, the Preferred Securities will, from the time of deferral, be treated as being issued with original issue discount ("OID") for United States federal income tax purposes. This means you will be required to recognize interest income with respect to distributions and include such amounts in your gross income for United States federal income tax purposes even though you will not have received any cash distributions relating to such interest income. You should consult with your own tax advisor regarding the tax consequences of an investment in the Preferred Securities. See "Certain Federal Income Tax Consequences -- Original Issue Discount."

WHEN CAN THE TRUST REDEEM THE PREFERRED SECURITIES?

     The Trust must redeem all of the outstanding Preferred Securities and Common Securities (together, the "Trust Securities") when the Series G Junior Subordinated Notes are paid at maturity on January 15, 2044. In addition, if the Company redeems any Series G Junior Subordinated Notes before their maturity, the Trust will use the cash it receives from the redemption to redeem, on a pro rata basis, Preferred Securities and Common Securities having a combined liquidation amount equal to the principal amount of the Series G Junior Subordinated Notes redeemed.

     The Company can redeem some or all of the Series G Junior Subordinated Notes before their maturity at 100% of their principal amount on one or more occasions at any time on or after January 23, 2009. The Company also has the option to redeem the Series G Junior Subordinated Notes, in whole, but not in part, at any time if certain changes in tax or investment company law occur and certain other conditions are satisfied, as more fully described under "Description of the Preferred Securities -- Special Event Redemption; Distribution of Series G Junior Subordinated Notes." In any case, the Company will pay accrued interest to the date of redemption.

WHAT IS THE COMPANY'S GUARANTEE OF THE PREFERRED SECURITIES?

     The Company will guarantee the Preferred Securities based on:

     - its obligations to make payments on the Series G Junior Subordinated
       Notes;

     - its obligations under the Guarantee; and

     - its obligations under the Trust Agreement and an Agreement as to Expenses and Liabilities between the Company and the Trust (the "Agreement as to Expenses and Liabilities").

     The Company's obligations under the Series G Junior Subordinated Notes are subordinate and junior in right of payment to all of its Senior Indebtedness (as defined under "Description of the Junior Subordinated Notes -- Subordination" in the accompanying Prospectus), which aggregated approximately $3,836,000,000 at September 30, 2003.

     The payment of distributions on the Preferred Securities is guaranteed by the Company under the Guarantee, but only to the extent the Trust has funds legally and immediately available to make distributions.

     The Company's obligations under the Guarantee are:

     - subordinate and junior in right of payment to its other liabilities;

     - equal in rank to its most senior preferred stock; and

     - senior to its common stock.

WHEN COULD THE SERIES G JUNIOR SUBORDINATED NOTES BE DISTRIBUTED TO YOU?

     The Company has the right to terminate the Trust at any time. If the Company terminates the Trust, the Trust will liquidate by distributing the Series G Junior Subordinated Notes to holders of the Preferred Securities and the Common Securities on a pro rata basis. If the Series G Junior Subordinated Notes are distributed, the Company will use its best efforts to list the Series G Junior Subordinated Notes on the New York Stock Exchange (the "NYSE")(or any other exchange on which the Preferred Securities are then listed) in place of the Preferred Securities. For a discussion of the Company's ability to distribute the Series G Junior Subordinated Notes, see "Description of the Preferred Securities -- Special Event Redemption; Distribution of Series G Junior Subordinated Notes" and "-- Liquidation Distribution Upon Dissolution."

WILL THE PREFERRED SECURITIES BE LISTED ON A STOCK EXCHANGE?

     Application will be made to list the Preferred Securities on the NYSE. If approved, trading of the Preferred Securities is expected to begin within 30 days after they are first issued.

WILL HOLDERS OF THE PREFERRED SECURITIES HAVE ANY VOTING RIGHTS?

     Generally, the holders of the Preferred Securities will not have any voting rights. See "Description of the Preferred Securities -- Voting Rights."

IN WHAT FORM WILL THE PREFERRED SECURITIES BE ISSUED?

     The Preferred Securities will be represented by one or more global securities that will be deposited with and registered in the name of The Depository Trust Company ("DTC") or its nominee. This means that you will not receive a certificate for your Preferred Securities and that your broker will maintain your position in the Preferred Securities. The Company expects that the Preferred Securities will be ready for delivery through DTC on or about January 23, 2004.

                                  RISK FACTORS

     Your investment in the Preferred Securities will involve certain risks. You should carefully consider the following discussion of risks, along with the risk factors in the Company's Annual Report on Form 10-K for the fiscal year ended December 31, 2002 (which is incorporated by reference in this Prospectus Supplement and the accompanying Prospectus) and the other information in this Prospectus Supplement and the accompanying Prospectus, before deciding whether an investment in the Preferred Securities is suitable for you. The risks and uncertainties not presently known to the Company or that the Company currently deems immaterial may also impact its business operations, its financial results and the value of the Preferred Securities and the Series G Junior Subordinated Notes.

THE COMPANY'S OBLIGATIONS UNDER THE GUARANTEE AND THE SERIES G JUNIOR SUBORDINATED NOTES ARE SUBORDINATED.

     The Company's obligations under the Series G Junior Subordinated Notes will rank junior in priority of payment to all of the Company's Senior Indebtedness. This means that the Company cannot make any payments on the Series G Junior Subordinated Notes if it defaults on a payment of Senior Indebtedness and does not cure such default within the applicable grace period or if the Senior Indebtedness becomes immediately due because of a default and has not yet been paid in full. At September 30, 2003, Senior Indebtedness of the Company aggregated approximately $3,836,000,000.

     The Company's obligations under the Guarantee will rank in priority of payment as follows:

          - subordinate and junior in right of payment to its other liabilities;

          - equal in rank to its most senior preferred stock; and

          - senior to its common stock.

     This means that the Company cannot make any payments on the Guarantee if it defaults on a payment on any of its other liabilities. In addition, in the event of the bankruptcy, liquidation or dissolution of the Company, its assets would be available to pay obligations under the Guarantee only after the Company made all payments on its other liabilities.

     Neither the Preferred Securities, the Series G Junior Subordinated Notes nor the Guarantee limit the ability of the Company to incur additional indebtedness, including indebtedness that ranks senior in priority of payment to the Series G Junior Subordinated Notes and the Guarantee. See "Description of the Guarantees -- Subordination" and "Description of the Junior Subordinated Notes -- Subordination" in the accompanying Prospectus.

THE GUARANTEE ONLY COVERS PAYMENTS IF THE TRUST HAS CASH AVAILABLE.

     The ability of the Trust to pay scheduled distributions on the Preferred Securities, the redemption price of the Preferred Securities and the liquidation amount of each Preferred Security is solely dependent upon the Company making the related payments on the Series G Junior Subordinated Notes when due.

     If the Company defaults on its obligations to pay principal or interest on the Series G Junior Subordinated Notes, the Trust will not have sufficient funds to pay distributions, the redemption price or the liquidation amount of each Preferred Security. In those circumstances, you will not be able to rely upon the Guarantee for payment of these amounts.

     Instead, you:

          - may directly sue the Company or seek other remedies to collect your pro rata share of payments owed; or

          - may rely on the Property Trustee to enforce the Trust's rights under the Series G Junior Subordinated Notes.

DEFERRAL OF DISTRIBUTIONS WOULD HAVE TAX CONSEQUENCES FOR YOU AND MAY AFFECT THE TRADING PRICE OF THE PREFERRED SECURITIES.

     The Company can, on one or more occasions, defer interest payments on the Series G Junior Subordinated Notes for up to 20 consecutive quarterly periods. If the Company defers interest payments on the Series G Junior Subordinated Notes, the Trust will defer distributions on the Preferred Securities during any deferral period. However, distributions would still accumulate and such deferred distributions would themselves accrue interest at the annual rate of 5 7/8% per annum (to the extent permitted by law).

     If the Company defers payments of interest on the Series G Junior Subordinated Notes, you will be required to recognize interest income for United States federal income tax purposes (based on your pro rata share of the interest on the Series G Junior Subordinated Notes held by the Trust) before you receive any cash relating to such interest. In the event of a deferral, this income would constitute OID. In addition, you will not receive such cash if you sell the Preferred Securities before the end of any deferral period or before the record date relating to distributions which are paid. Instead, the accrued distributions will be paid to the holder of record on the record date, regardless of who the holder of record may have been on any other date during the extension period. Moreover, the accrued OID will be added to your adjusted tax basis in the Preferred Securities but might not be reflected in the amount you realize on the sale. To the extent the amount realized on a sale is less than your adjusted tax basis, you will recognize a capital loss for United States federal income tax purposes. The deduction of capital losses is subject to limitations.

     The Company has no current intention of deferring interest payments on the Series G Junior Subordinated Notes. However, if the Company exercises its right in the future, the Preferred Securities may trade at a price that does not fully reflect the value of accrued but unpaid interest on the Series G Junior Subordinated Notes. If you sell the Preferred Securities during an interest deferral period, you may not receive the same return on investment as someone else who continues to hold the Preferred Securities. In addition, the existence of the Company's right to defer payments of interest on the Series G Junior Subordinated Notes may mean that the market price for the Preferred Securities (which represent an undivided beneficial interest in the Series G Junior Subordinated Notes) may be more volatile than other securities that do not have these rights.

     See "Certain Federal Income Tax Consequences" for more information regarding the tax consequences of purchasing, holding and selling the Preferred Securities.

PREFERRED SECURITIES MAY BE REDEEMED AT ANY TIME IF CERTAIN CHANGES IN TAX OR INVESTMENT COMPANY LAW OCCUR.

     Certain tax law changes have been proposed from time to time which could affect the deductibility of interest paid on the Series G Junior Subordinated Notes. None of these proposals has become law. If certain changes in tax or investment company law occur and are continuing, and certain other conditions are satisfied, the Company has the right to redeem the Series G Junior Subordinated Notes, in whole, but not in part, at any time. Any such redemption will cause a mandatory redemption of all Preferred Securities and Common Securities at a redemption price equal to $25 per security plus any accrued and unpaid distributions. See "Description of the Preferred Securities -- Special Event Redemption; Distribution of Series G Junior Subordinated Notes."

PREFERRED SECURITIES MAY BE REDEEMED AT THE OPTION OF THE COMPANY.

     At the option of the Company, the Series G Junior Subordinated Notes may be redeemed, in whole, at any time, or in part, from time to time, on or after January 23, 2009 at a redemption price equal to the principal amount to be redeemed plus any accrued and unpaid interest to the redemption date. See "Description of the Series G Junior Subordinated Notes -- Optional Redemption." You should assume that the Company will exercise its redemption option if the Company is able to refinance at a lower interest rate or it is otherwise in the interest of the Company to redeem the Series G Junior Subordinated Notes. If the Series G Junior Subordinated Notes are redeemed, the Trust must redeem the Preferred Securities and the

Common Securities having an aggregate liquidation amount equal to the aggregate principal amount of Series G Junior Subordinated Notes to be redeemed. See "Description of the Preferred Securities -- Redemption."

THERE CAN BE NO ASSURANCE AS TO THE MARKET PRICES FOR THE PREFERRED SECURITIES OR THE SERIES G JUNIOR SUBORDINATED NOTES.

     There can be no assurance as to the market prices for the Preferred Securities or the Series G Junior Subordinated Notes that may be distributed in exchange for Preferred Securities upon a termination of the Trust. Accordingly, the Preferred Securities that an investor may purchase, whether pursuant to the offer made by this Prospectus Supplement or in the secondary market, or the Series G Junior Subordinated Notes that a holder of Preferred Securities may receive upon a termination of the Trust, may trade at a discount to the price that the investor paid to purchase the Preferred Securities offered by this Prospectus Supplement. As a result of the Company's right to defer interest payments on the Series G Junior Subordinated Notes, the market price of the Preferred Securities (which represent undivided beneficial ownership interests in the Trust, substantially all the assets of which consist of the Series G Junior Subordinated Notes) may be more volatile than the market prices of other securities that are not subject to such optional deferrals.

THE COMPANY MAY TERMINATE THE TRUST AT ANY TIME.

     The Company has the right to terminate the Trust at any time. If the Company decides to exercise its right to terminate the Trust, the Trust will liquidate by distributing the Series G Junior Subordinated Notes to holders of the Preferred Securities and the Common Securities on a pro rata basis.

     Under current United States federal income tax law, a distribution of Series G Junior Subordinated Notes to you upon the dissolution of the Trust should not be a taxable event to you. However, if the Trust is characterized for United States federal income tax purposes as an association taxable as a corporation at the time it is dissolved or if there is a change in law, the distribution of Series G Junior Subordinated Notes to you may be a taxable event to you.

     The Company has no current intention of causing the termination of the Trust and the distribution of the Series G Junior Subordinated Notes. The Company anticipates that it would consider exercising this right in the event that expenses associated with maintaining the Trust were substantially greater than currently expected such as if certain changes in tax law or investment company law occurred. See "Description of the Preferred Securities -- Special Event Redemption; Distribution of Series G Junior Subordinated Notes." The Company cannot predict the other circumstances under which this right would be exercised.

     Although the Company will use its best efforts to list the Series G Junior Subordinated Notes on the NYSE (or any other exchange on which the Preferred Securities are then listed) if they are distributed, we cannot assure you that the Series G Junior Subordinated Notes will be approved for listing or that a trading market will exist for those securities.

YOU HAVE LIMITED VOTING RIGHTS.

     You will have limited voting rights. In particular, subject to certain exceptions, only the Company can appoint or remove any of the Securities Trustees. See "Description of the Preferred Securities -- Voting Rights."

                        GEORGIA POWER CAPITAL TRUST VII

     The Trust is a statutory trust created under Delaware law pursuant to the filing of a certificate of trust with the Delaware Secretary of State on March 23, 2001. The Trust's business is defined in a trust agreement, executed by the Company, as Depositor, and the Delaware Trustee. This trust agreement will be amended and restated in its entirety on the Issue Date substantially in the form filed as an exhibit to the Registration Statement of which this Prospectus Supplement and the accompanying Prospectus form a part (the "Trust Agreement"). The Trust Agreement has been qualified as an indenture under the Trust Indenture Act of 1939, as amended (the "1939 Act"). The Trust exists for the exclusive purposes of (i) issuing the Trust Securities representing undivided beneficial interests in the assets of the Trust, (ii) investing the gross proceeds of the Trust Securities in the Series G Junior Subordinated Notes, and
(iii) engaging in only those other activities necessary, appropriate, convenient or incidental thereto. The Trust has a term of approximately 44 years, but may terminate earlier as provided in the Trust Agreement.

     Upon issuance of the Preferred Securities, the purchasers thereof will own all of the Preferred Securities. The Company will acquire all of the Common Securities, which will have an aggregate liquidation amount equal to approximately 3% of the total capital of the Trust. The Common Securities will rank equally, and payments will be made thereon pro rata, with the Preferred Securities, except that upon the occurrence and continuance of a Subordinated
Note Indenture Event of Default (as defined below), the rights of the holders of Common Securities to payment in respect of distributions and payments upon liquidation, redemption and otherwise will be subordinated to the rights of the holders of the Preferred Securities.

     The Trust's business and affairs will be conducted by the Securities Trustees, which shall be appointed by the Company as the holder of the Common Securities. Two officers of the Company initially will serve as Administrative Trustees. JPMorgan Chase Bank will serve as Property Trustee and will hold legal title to the Series G Junior Subordinated Notes issued by the Company on behalf of the Trust and the holders of the Trust Securities. Chase Manhattan Bank USA, National Association will serve as Delaware Trustee. In certain circumstances, the holders of a majority in liquidation amount of the Preferred Securities will be entitled to appoint a Substitute Property Trustee. See "Description of the Preferred Securities -- Voting Rights."

     The Property Trustee will hold legal title to the Series G Junior Subordinated Notes for the benefit of the Trust and the holders of the Trust Securities and will have the power to exercise all rights, powers and privileges under the Subordinated Note Indenture as the holder of the Series G Junior Subordinated Notes. The Property Trustee will make payments of distributions and payments on liquidation, redemption and otherwise to the holders of the Trust Securities. Subject to the right of the holders of the Preferred Securities to appoint a Substitute Property Trustee in certain instances, the Company, as the holder of all the Common Securities, will have the right to appoint, remove or replace all the Securities Trustees.

     The Series G Junior Subordinated Notes will constitute substantially all of the assets of the Trust. Other assets that may constitute "Trust Property" (as that term is defined in the Trust Agreement) include any cash on deposit in, or owing to, the payment account as established under the Trust Agreement, as well as any other property or assets held by the Property Trustee pursuant to the Trust Agreement. In addition, the Trust may, from time to time, receive cash pursuant to the Agreement as to Expenses and Liabilities.

     The rights of the holders of the Preferred Securities, including economic rights, rights to information and voting rights, are as set forth in the Trust Agreement, the Delaware Statutory Trust Act and the 1939 Act. See "Description of the Preferred Securities."

     The Trust's registered office in the State of Delaware is c/o Chase Manhattan Bank USA, National Association, c/o JPMorgan Chase Bank, 500 Stanton Christiana Road, Building 4, 3rd Floor, Newark, Delaware 19713. The principal place of business of the Trust shall be c/o the Company, 241 Ralph McGill Boulevard, N.E., Atlanta, Georgia 30308-3374, telephone (404) 506-6526, Attn:
Corporate Secretary.

                         SELECTED FINANCIAL INFORMATION

     The following selected financial data for the years ended December 31, 1998 through December 31, 2002 has been derived from the Company's audited financial statements and related notes, incorporated by reference in this Prospectus Supplement and the accompanying Prospectus. The following selected financial data for the nine months ended September 30, 2003 has been derived from the Company's unaudited financial statements and related notes, incorporated by reference in this Prospectus Supplement and the accompanying Prospectus. The information set forth below is qualified in its entirety by reference to and, therefore, should be read together with management's discussion and analysis of results of operations and financial condition, the financial statements and related notes and other financial information incorporated by reference in this Prospectus Supplement and the accompanying Prospectus.

                                                                                             NINE
                                                                                            MONTHS
                                                     YEAR ENDED DECEMBER 31,                 ENDED
                                            ------------------------------------------   SEPTEMBER 30,
                                             1998     1999     2000     2001     2002       2003(1)
                                            ------   ------   ------   ------   ------   -------------
                                                            (MILLIONS, EXCEPT RATIOS)
Operating Revenues........................  $4,738   $4,457   $4,871   $4,966   $4,822      $3,803
Earnings Before Income Taxes..............     975      895      921      974      976         876
Net Income After Dividends on Preferred
  Stock...................................     570      541      559      610      618         557
Ratio of Earnings to Fixed Charges(2).....    4.49     4.26     4.14     4.79     5.07        5.70
Ratio of Earnings to Fixed Charges Plus
  Preferred Dividend Requirements (Pre-
  Income Tax Basis)(3)....................    4.34     4.22     4.12     4.77     5.05        5.68

                                                                       CAPITALIZATION
                                                                  AS OF SEPTEMBER 30, 2003
                                                              --------------------------------
                                                               ACTUAL        AS ADJUSTED(4)
                                                              ---------   --------------------
                                                               (MILLIONS, EXCEPT PERCENTAGES)
Common Stock Equity.........................................    $4,572      $4,611       49.4%
Cumulative Preferred Stock..................................        15          15        0.2
Shares Subject to Mandatory Redemption(5)...................       940         940       10.1
Senior Notes................................................     2,000       2,000       21.4
Other Long-Term Debt........................................     1,763       1,763       18.9
                                                                ------      ------      -----
     Total, excluding amounts due within one year of $73
      million...............................................    $9,290      $9,329      100.0%
                                                                ======      ======      =====

---------------

(1) Due to seasonal variations in the demand for energy, operating results for the nine months ended September 30, 2003 do not necessarily indicate operating results for the entire year.
(2) This ratio is computed as follows: (i) "Earnings" have been calculated by adding to "Earnings Before Income Taxes" "Interest expense, net of amounts capitalized," "Distributions on shares subject to mandatory redemption" and the debt portion of allowance for funds used during construction, and (ii) "Fixed Charges" consist of "Interest expense, net of amounts capitalized," "Distributions on shares subject to mandatory redemption" and the debt portion of allowance for funds used during construction.
(3) In computing this ratio, "Preferred Dividend Requirements" represents the before tax earnings necessary to pay such dividends, computed at the effective tax rates for the applicable periods.
(4) Reflects (i) contributions to capital from Southern in October 2003 in the amount of $6,000,000 and in December 2003 in the amount of $33,000,000; (ii) the issuance in October 2003 of $200,000,000 aggregate principal amount of Series R 6% Senior Notes due October 15, 2033; (iii) the redemption in November 2003 of $200,000,000 aggregate principal amount of Series B 6.60% Senior Notes due December 31, 2038; (iv) the proposed issuance in January 2004 of $100,000,000 aggregate principal amount of Series S 4.000% Senior Notes due January 15, 2011; (v) the proposed issuance in January 2004 of $100,000,000 aggregate principal amount of Series T 5.75% Senior Public Income Notes due January 15, 2044; (vi) the proposed redemption in February 2004 by Georgia Power Capital Trust IV of $200,000,000 aggregate liquidation amount of its 6.85% Trust Preferred Securities for the benefit of the Company; (vii) the proposed redemption in March 2004 of $100,000,000 aggregate principal amount of Series H 6.70% Senior Insured Quarterly Notes due March 1, 2011; (viii) the proposed redemption in March 2004 of $100,000,000 aggregate principal amount of Series D 6 5/8% Senior Notes due March 31, 2039; and (ix) the issuance of the Preferred Securities offered hereby.
(5) Substantially all of the assets of the respective Trusts are Junior Subordinated Notes of the Company, and upon redemption of such debt, the related Preferred Securities will be mandatorily redeemable.

                                USE OF PROCEEDS

     The Trust will invest the proceeds received from the sale of the Preferred Securities in the Series G Junior Subordinated Notes. The net proceeds received by the Company from such investment will be applied by the Company to redeem in February 2004 $200,000,000 in aggregate outstanding liquidation amount of Georgia Power Capital Trust IV 6.85% Trust Preferred Securities.

                    DESCRIPTION OF THE PREFERRED SECURITIES

     The Preferred Securities will be issued pursuant to the terms of the Trust Agreement. The Trust Agreement has been qualified as an indenture under the 1939 Act. The Property Trustee will act as the indenture trustee with respect to the Trust, as well as the Guarantee, for purposes of compliance with the provisions of the 1939 Act. The terms of the Preferred Securities will include those stated in the Trust Agreement and the Delaware Statutory Trust Act and those made part of the Trust Agreement by the 1939 Act. The following summary of the principal terms and provisions of the Preferred Securities does not purport to be complete and is subject to, and qualified in its entirety by reference to, the Trust Agreement, the form of which is filed as an exhibit to the Registration Statement of which this Prospectus Supplement and the accompanying Prospectus are a part, as well as the Delaware Statutory Trust Act and the 1939 Act.

GENERAL

     The Trust Agreement authorizes the Administrative Trustees, on behalf of the Trust, to issue the Preferred Securities, which represent preferred undivided beneficial interests in the assets of the Trust, and the Common Securities, which represent common undivided beneficial interests in the assets of the Trust. All of the Common Securities will be owned by the Company. The Common Securities rank equally, and payments will be made thereon on a pro rata basis, with the Preferred Securities, except that upon the occurrence of a Subordinated Note Indenture Event of Default, the rights of the holders of the Common Securities to receive payment of periodic distributions and payments upon liquidation, redemption and otherwise will be subordinated to the rights of the holders of the Preferred Securities. The Trust Agreement does not permit the issuance by the Trust of any securities other than the Trust Securities or the incurrence of any indebtedness by the Trust. Pursuant to the Trust Agreement, the Property Trustee will own and hold the Series G Junior Subordinated Notes for the benefit of the Trust and the holders of the Trust Securities. The payment of distributions out of money held by the Trust, and payments upon redemption of the Preferred Securities or liquidation of the Trust, are guaranteed by the Company on a subordinated basis as and to the extent described under "Description of the Guarantees" in the accompanying Prospectus. The Guarantee does not cover payment of distributions on the Preferred Securities when the Trust does not have legally and immediately available funds sufficient to make such distributions. In such event, the remedy of a holder of Preferred Securities is to direct the Property Trustee to enforce its rights under the Series G Junior Subordinated Notes. In addition, a holder of Preferred Securities may institute a legal proceeding directly against the Company, without first instituting a legal proceeding against the Property Trustee or any other person or entity, for enforcement of payment to such holder of principal of or interest on the Series G Junior Subordinated Notes having a principal amount equal to the aggregate stated liquidation amount of the Preferred Securities of such holder on or after the due dates specified in the Series G Junior Subordinated Notes. The above mechanisms and obligations, together with the Company's obligations under the Agreement as to Expenses and Liabilities, constitute a full and unconditional guarantee by the Company of payments due on the Preferred Securities. See "-- Voting Rights" below.

DISTRIBUTIONS

     Distributions on the Preferred Securities will be fixed at the Securities Rate and will accrue from the Issue Date and, except in the event of an Extension Period (as defined below), will be payable quarterly in arrears on January 15, April 15, July 15 and October 15 of each year, commencing April 15, 2004. In the event that any date on which distributions are to be made on the Preferred Securities is not a Business Day, then payment of the distributions payable on such date will be made on the next succeeding day that is a Business Day (and without any interest or other payment in respect of any such delay), with the same force and effect as if made on such date. A "Business Day" shall mean any day other than a Saturday or Sunday, a day on which banks in New York City are authorized or obligated by law or executive order to remain closed or a day on which the principal corporate trust office of the Property Trustee or the Indenture Trustee is closed for business.

     Distributions payable on any Distribution Date will be payable to the holders of record on the Record Date for such Distribution Date. "Record Date" means (i) as long as the Preferred Securities remain in book-entry form only, the close of business on the Business Day immediately preceding a Distribution Date or (ii) if the Preferred Securities are no longer in book-entry form, the close of business on the fifteenth calendar day preceding a Distribution Date (whether or not a Business Day). Subject to any applicable laws and regulations and the provisions of the Trust Agreement, each such payment will be made as described under "-- Book-Entry Only Issuance -- The Depository Trust Company" below. The amount of distributions payable for any period will be computed on the basis of a 360-day year of twelve 30-day months.

     The Company has the right under the Subordinated Note Indenture to defer payments of interest on the Series G Junior Subordinated Notes by extending the interest payment period from time to time on the Series G Junior Subordinated Notes (each, an "Extension Period") which, if exercised, would defer quarterly distributions on the Preferred Securities during any such extended interest payment period. Deferred installments of interest on the Series G Junior Subordinated Notes will bear interest, compounded quarterly, at a rate per annum equal to the Securities Rate (to the extent permitted by law). If distributions are deferred, the deferred distributions and accrued interest thereon shall be paid, if funds are legally available therefor, to holders of record of the Preferred Securities as they appear on the books and records of the Trust on the Record Date next following the termination of such Extension Period. See "Description of the Series G Junior Subordinated Notes -- Interest" and
"-- Option to Extend Interest Payment Period."

     Distributions on the Preferred Securities must be paid on the Distribution Dates to the extent that the Trust has funds legally and immediately available for the payment of such distributions. The Trust's funds available for distribution to the holders of the Preferred Securities will be limited to payments received under the Series G Junior Subordinated Notes. See "Description of the Series G Junior Subordinated Notes."

REDEMPTION

     The Preferred Securities are subject to mandatory redemption upon repayment of the Series G Junior Subordinated Notes at maturity or their earlier redemption. The Series G Junior Subordinated Notes will mature on January 15, 2044 and may be redeemed, in whole or in part, at the option of the Company, at any time on or after January 23, 2009 or at any time in whole, but not in part upon the occurrence of a Special Event (as defined below). Upon the repayment of the Series G Junior Subordinated Notes, whether at maturity or upon redemption, the proceeds from such repayment or payment shall simultaneously be applied to redeem a like amount of Trust Securities upon not less than 30 nor more than 60 days' notice, at the Redemption Price (as defined below). See "Description of the Series G Junior Subordinated Notes -- Optional Redemption." If a partial redemption of the Series G Junior Subordinated Notes would result in the delisting of the Preferred Securities, the Company may only redeem the Series G Junior Subordinated Notes in whole. In the event that fewer than all of the outstanding Trust Securities are to be redeemed, the Preferred Securities to be redeemed will be selected as described under "-- Book-Entry Only Issuance -- The Depository Trust Company" below. If the Preferred Securities are no longer in book-entry only form, the Preferred Securities to be redeemed will be selected by such method as the Property Trustee shall deem fair and appropriate and which may provide for the selection for redemption of portions (equal to $25 or integral multiples thereof) of the aggregate liquidation amount of Preferred Securities of a denomination larger than $25; provided, however, that before undertaking the redemption of the Preferred Securities on other than a pro rata basis, the Property Trustee shall have received an opinion of counsel that the status of the Trust as a grantor trust for federal income tax purposes would not be adversely affected.

     The Redemption Price for each Preferred Security shall equal the stated liquidation amount of $25 plus accrued and unpaid distributions thereon to the date of payment.

SPECIAL EVENT REDEMPTION; DISTRIBUTION OF SERIES G JUNIOR SUBORDINATED NOTES

     Upon the occurrence of a Special Event at any time, the Company will have the option to redeem the Series G Junior Subordinated Notes in whole, but not in part (and thus cause the redemption of the Preferred Securities in whole). A Special Event is either an Investment Company Act Event or a Tax Event.

     An "Investment Company Act Event" means that the Administrative Trustees and the Company shall have received an opinion of independent counsel (which may be counsel to the Company) to the effect that, as a result of a change in law or regulation or a written change in interpretation or application of law or regulation by any legislative body, court, governmental agency or regulatory authority after the Issue Date, there is more than an insubstantial risk that the Trust is or will be considered an investment company under the Investment Company Act of 1940, as amended (the "1940 Act").

     "Tax Event" means that the Administrative Trustees and the Company shall have received an opinion from independent tax counsel experienced in such matters (which may be counsel to the Company) to the effect that, as a result of
(a) any amendment to, or change (including any announced prospective change) in, the laws (or any regulations thereunder) of the United States or any political subdivision or taxing authority thereof or therein or (b) any amendment to, or change in, an interpretation or application of such laws or regulations, there is more than an insubstantial risk that (i) the Trust would be subject to United States federal income tax with respect to income accrued or received on the Series G Junior Subordinated Notes, (ii) interest payable on the Series G Junior Subordinated Notes would not be deductible by the Company for United States federal income tax purposes or (iii) the Trust would be subject to more than a de minimis amount of other taxes, duties or other governmental charges, which change or amendment becomes effective on or after the Issue Date.

     The Company will have the right at any time to terminate the Trust and, after satisfaction of liabilities to creditors of the Trust, if any, cause the Series G Junior Subordinated Notes to be distributed to the holders of the Preferred Securities in liquidation of the Trust. See "-- Liquidation Distribution Upon Dissolution" below. This right is optional and wholly within the discretion of the Company. Circumstances under which the Company may determine to exercise such right could include the occurrence of an Investment Company Act Event or a Tax Event, adverse tax consequences to the Company or the Trust that are not within the definition of a Tax Event because they do not result from an amendment or change described in such definition, and changes in the accounting requirements applicable to the Preferred Securities.

     If Series G Junior Subordinated Notes are distributed to the holders of the Preferred Securities, the Company will use its best efforts to have the Series G Junior Subordinated Notes listed on the NYSE or on such other exchange as the Preferred Securities are then listed. After the date for any distribution of Series G Junior Subordinated Notes upon termination of the Trust, (i) the Preferred Securities and the Guarantee will no longer be deemed to be outstanding, (ii) the depositary or its nominee, as the record holder of the Preferred Securities, will receive a registered global certificate or certificates representing the Series G Junior Subordinated Notes to be delivered upon such distribution and (iii) any certificates representing Preferred Securities and the Guarantee not held by the depositary or its nominee will be deemed to represent Series G Junior Subordinated Notes having an aggregate principal amount equal to the aggregate stated liquidation amount of, with an interest rate identical to the Securities Rate of, and accrued and unpaid interest equal to accrued and unpaid distributions on, such Preferred Securities, until such certificates are presented to the Company or its agent for transfer or reissuance.

     There can be no assurance as to the market prices for the Preferred Securities or the Series G Junior Subordinated Notes that may be distributed in exchange for the Preferred Securities if a termination and liquidation of the Trust were to occur. Accordingly, the Preferred Securities that an investor may purchase, or the Series G Junior Subordinated Notes that the investor may receive on termination and liquidation of the Trust, may trade at a discount to the price that the investor paid to purchase the Preferred Securities offered hereby.

REDEMPTION PROCEDURES

     In the event that fewer than all of the Trust Securities are to be redeemed, then the aggregate liquidation amount of the Trust Securities to be redeemed shall be allocated 97% to the Preferred Securities and 3% to the Common Securities.

     The Preferred Securities redeemed on each redemption date shall be redeemed at the Redemption Price with the proceeds from the contemporaneous redemption of the Series G Junior Subordinated Notes. The Redemption Price of Preferred Securities shall be deemed payable on each redemption date only to the extent that the Trust has funds legally and immediately available for payment of such Redemption Price.

     If the Property Trustee gives a notice of redemption in respect of Preferred Securities (which notice will be irrevocable), then, by 2:00 P.M., New York City time, on the redemption date, subject to the immediately preceding paragraph, the Property Trustee will irrevocably deposit with the securities depositary, so long as the Preferred Securities are in book-entry only form, sufficient funds to pay the applicable Redemption Price. See "-- Book-Entry Only Issuance -- The Depository Trust Company" below. If the Preferred Securities are no longer in book-entry only form, the Property Trustee, subject to the immediately preceding paragraph, shall irrevocably deposit with the Paying Agent (as defined in the Trust Agreement) funds sufficient to pay the applicable Redemption Price and will give the Paying Agent irrevocable instructions to pay the Redemption Price to the holders thereof upon surrender of their Preferred Securities certificates. If notice of redemption shall have been given and funds deposited as required, then immediately prior to the close of business on the date of such deposit, distributions will cease to accrue and all rights of holders of such Preferred Securities so called for redemption will cease, except the right of the holders of such Preferred Securities to receive the Redemption Price, but without interest on such Redemption Price. In the event that any date fixed for redemption of Preferred Securities is not a Business Day, then payment of the Redemption Price payable on such date will be made on the next succeeding day which is a Business Day (and without any interest or other payment in respect of any such delay), except that, if such Business Day falls in the next calendar year, such payment will be made on the immediately preceding Business Day. In the event that payment of the Redemption Price in respect of Preferred Securities is improperly withheld or refused and not paid either by the Trust or by the Company pursuant to the Guarantee, distributions on such Preferred Securities will continue to accrue at the then applicable rate, from such redemption date originally established by the Trust for such Preferred Securities to the date such Redemption Price is actually paid. See "-- Events of Default" below, "Relationship Among the Preferred Securities, the Series G Junior Subordinated Notes and the Guarantee" below and "Description of the Guarantees -- Events of Default" in the accompanying Prospectus.

     Subject to the foregoing and to applicable law (including, without limitation, United States federal securities laws), the Company or its affiliates may, at any time and from time to time, purchase outstanding Preferred Securities by tender, in the open market or by private agreement.

BOOK-ENTRY ONLY ISSUANCE -- THE DEPOSITORY TRUST COMPANY

     DTC will act as the initial securities depositary for the Preferred Securities. The Preferred Securities will be issued only as fully-registered securities registered in the name of Cede & Co., DTC's nominee, or such other nominee as may be requested by an authorized representative of DTC. One or more fully-registered global Preferred Securities certificates will be issued, representing in the aggregate the total number of Preferred Securities, and will be deposited with the Property Trustee on behalf of DTC.

     DTC is a limited-purpose trust company organized under the New York Banking Law, a "banking organization" within the meaning of the New York Banking Law, a member of the Federal Reserve System, a "clearing corporation" within the meaning of the New York Uniform Commercial Code and a "clearing agency" registered pursuant to the provisions of Section 17A of the Securities Exchange Act of 1934, as amended (the "1934 Act"). DTC holds securities that its participants ("Participants") deposit with DTC. DTC holds and provides asset servicing for over 2 million issues of U.S. and non-U.S. equity issues, corporate and municipal debt issues and money market instruments from over 85 countries that DTC's participants ("Direct Participants") deposit with DTC. DTC also facilitates the post-trade settlement among Direct Participants of sales and other securities transactions in deposited securities through electronic computerized book-entry transfers and pledges between Direct Participants' accounts. This eliminates the need for physical movement of securities certificates. Direct Participants include U.S. and non-U.S. securities brokers and dealers, banks, trust companies, clearing corporations and certain other organizations. DTC is a wholly-owned subsidiary of The Depository Trust & Clearing Corporation ("DTCC"). DTCC, in turn, is owned by a number of Direct Participants of DTC and members of the National Securities Clearing Corporation, Government Securities Clearing Corporation, MBS Clearing Corporation and Emerging Markets Clearing Corporation (NSCC, GSCC, MBSCC and EMCC, also subsidiaries of DTCC), as well as by The New York Stock Exchange, Inc., the American Stock Exchange LLC and the National Association of Securities Dealers, Inc. Access to the DTC system is also available to others such as securities brokers and dealers, banks and trust companies that clear through or maintain a custodial relationship with a Direct Participant, either directly or indirectly ("Indirect Participants"). The DTC rules applicable to its Direct and Indirect Participants are on file with the Securities and Exchange Commission (the "Commission"). More information about DTC can be found at www.dtcc.com.

     Purchases of Preferred Securities within the DTC system must be made by or through Direct Participants, which will receive a credit for the Preferred Securities on DTC's records. The ownership interest of each actual purchaser of Preferred Securities ("Beneficial Owner") is in turn to be recorded on the Direct and Indirect Participants' records. Beneficial Owners will not receive written confirmation from DTC of their purchases, but Beneficial Owners are expected to receive written confirmations providing details of the transactions, as well as periodic statements of their holdings, from the Direct or Indirect Participants through which the Beneficial Owners purchased Preferred Securities. Transfers of ownership interests in the Preferred Securities are to be accomplished by entries made on the books of Direct and Indirect Participants acting on behalf of Beneficial Owners. Beneficial Owners will not receive certificates representing their ownership interests in Preferred Securities, except in the event that use of the book-entry system for the Preferred Securities is discontinued.

     To facilitate subsequent transfers, all Preferred Securities deposited by Direct Participants with DTC are registered in the name of DTC's partnership nominee, Cede & Co., or such other name as may be requested by an authorized representative of DTC. The deposit of Preferred Securities with DTC and their registration in the name of Cede & Co. or such other DTC nominee do not effect any changes in beneficial ownership. DTC has no knowledge of the actual Beneficial Owners of the Preferred Securities. DTC's records reflect only the identity of the Direct Participants to whose accounts such Preferred Securities are credited, which may or may not be the Beneficial Owners. The Direct and Indirect Participants will remain responsible for keeping account of their holdings on behalf of their customers.

     Conveyance of notices and other communications by DTC to Direct Participants, by Direct Participants to Indirect Participants, and by Direct Participants and Indirect Participants to Beneficial Owners will be governed by arrangements among them, subject to any statutory or regulatory requirements as may be in effect from time to time.

     Redemption notices shall be sent to DTC. If less than all of the Preferred Securities are being redeemed, DTC will reduce the amount of the interest of each Direct Participant in the Preferred Securities in accordance with its procedures.

     Although voting with respect to the Preferred Securities is limited, in those cases where a vote is required, neither DTC nor Cede & Co. (nor any other DTC nominee) will itself consent or vote with respect to Preferred Securities. Under its usual procedures, DTC would mail an Omnibus Proxy to the Trust as soon as possible after the record date. The Omnibus Proxy assigns Cede & Co.'s consenting or voting rights to those Direct Participants to whose accounts the Preferred Securities are credited on the record date (identified in a listing attached to the Omnibus Proxy).

     Distribution payments on the Preferred Securities will be made to Cede & Co. or such other nominee as may be requested by an authorized representative of DTC. DTC's practice is to credit Direct Participants' accounts upon DTC's receipt of funds and corresponding detail information from the Trust or the Property Trustee on the relevant payment date in accordance with their respective holdings shown on DTC's records unless DTC has reason to believe that it will not receive payments on such payment date. Payments by Direct or Indirect Participants to Beneficial Owners will be governed by standing instructions and customary practices, as is the case with securities held for the account of customers registered in "street name," and will be the responsibility of such Direct or Indirect Participant and not of DTC, the Trust, any trustee or the Company, subject to any statutory or regulatory requirements as may be in effect from time to time. Payment of distributions to Cede & Co. (or such other nominee as may be requested by an authorized representative of DTC) is the responsibility of the Trust, disbursement of such payments to Direct Participants is the responsibility of DTC, and disbursement of such payments to the Beneficial Owners is the responsibility of Direct and Indirect Participants.

     Except as provided herein, a Beneficial Owner in a global Preferred Security will not be entitled to receive physical delivery of Preferred Securities. Accordingly, each Beneficial Owner must rely on the procedures of DTC to exercise any rights under the Preferred Securities. The laws of some jurisdictions require that certain purchasers of securities take physical delivery of securities in definitive form. Such laws may impair the ability to transfer beneficial interests in a global Preferred Security.

     DTC may discontinue providing its services as securities depositary with respect to the Preferred Securities at any time by giving reasonable notice to the Trust. Under such circumstances, in the event that a successor securities depositary is not obtained, Preferred Securities certificates will be printed and delivered to the holders of record. Additionally, the Company may decide to discontinue use of the system of book-entry transfers through DTC (or a successor depositary) with respect to the Preferred Securities. In that event, certificates for the Preferred Securities will be printed and delivered to the holders of record.

     The information in this section concerning DTC and DTC's book-entry system has been obtained from sources that the Company and the Trust believe to be reliable, but the Company and the Trust take no responsibility for the accuracy thereof. The Trust has no responsibility for the performance by DTC or its Participants of their respective obligations as described herein or under the rules and procedures governing their respective operations.

LIQUIDATION DISTRIBUTION UPON DISSOLUTION

     Pursuant to the Trust Agreement, the Trust shall terminate on June 30, 2044, or earlier upon (i) the occurrence of a Bankruptcy Event (as defined in the Trust Agreement) in respect of the Company, dissolution or liquidation of the Company, or dissolution of the Trust pursuant to a judicial decree; (ii) the delivery of written direction to the Property Trustee by the Company, as Depositor, at any time (which direction is optional and wholly within the discretion of the Company, as Depositor) to terminate the Trust and distribute the Series G Junior Subordinated Notes to the holders of the Trust Securities in liquidation of the Trust (see "-- Special Event Redemption; Distribution of Series G Junior Subordinated Notes" above); or (iii) the payment at maturity or redemption of all of the Series G Junior Subordinated Notes, and the consequent payment of the Trust Securities.

     If an early termination occurs as described in clause (i) or (ii) above, the Trust shall be liquidated, and the Property Trustee shall distribute to each holder of Preferred Securities and Common Securities a like amount of Series G Junior Subordinated Notes, unless in the case of an event described in clause
(i) such distribution is determined by the Administrative Trustees not to be practical, in which event such holders will be entitled to receive, out of the assets of the Trust available for distribution to holders after satisfaction of liabilities to creditors, an amount equal to the aggregate of the stated liquidation preference of $25 per Trust Security plus accrued and unpaid distributions thereon to the date of payment (such amount being the "Liquidation Distribution"). If such Liquidation Distribution can be paid only in part because the Trust has insufficient assets available to pay in full the aggregate Liquidation Distribution, then subject to the next succeeding sentence, the amounts payable directly by the Trust on the Trust Securities shall be paid on a pro rata basis. The holder of the Common Securities will be entitled to receive distributions upon any such dissolution pro rata with the holders of the Preferred Securities, except that if a Subordinated Note Indenture Event of Default has occurred and is continuing, the holders of Preferred Securities shall have a preference over the holders of Common Securities.

EVENTS OF DEFAULT

     Any one of the following events constitutes an "Event of Default" under the Trust Agreement ("Trust Agreement Event of Default") with respect to the Trust Securities issued thereunder (whatever the reason for such Event of Default, and whether it shall be voluntary or involuntary or be effected by operation of law or pursuant to any judgment, decree or order of any court or any order, rule or regulation of any administrative or governmental body):

          (i) the occurrence of an "Event of Default" as defined in Section 501 of the Subordinated Note Indenture ("Subordinated Note Indenture Event of Default") (see "Description of the Junior Subordinated Notes -- Events of Default" in the accompanying Prospectus); or

          (ii) default by the Trust in the payment of any distribution when it becomes due and payable, and the continuation of such default for a period of 30 days; or

          (iii) default by the Trust in the payment of any Redemption Price of any Preferred Security or Common Security when it becomes due and payable; or

          (iv) default in the performance, or breach, of any covenant or warranty of the Securities Trustees in the Trust Agreement (other than a covenant or warranty a default in the performance of which or the breach of which is dealt with in clause (ii) or (iii) above), and continuation of such default or breach for a period of 60 days after there has been given, by registered or certified mail, to such Securities Trustees by the holders of at least 10% in liquidation amount of the outstanding Preferred Securities a written notice specifying such default or breach and requiring it to be remedied and stating that such notice is a "Notice of Default" under the Trust Agreement; or

          (v) the occurrence of certain events of bankruptcy or insolvency with respect to the Trust.

     Within 90 days after the occurrence of any Trust Agreement Event of Default, the Property Trustee shall transmit notice of any default known to the Property Trustee to the holders of Trust Securities and the Company, unless such Trust Agreement Event of Default shall have been cured or waived.

     If a Trust Agreement Event of Default occurs and is continuing, then, pursuant to the Trust Agreement, holders of a majority in aggregate liquidation amount of Preferred Securities have the right to direct the exercise of any trust or power conferred upon the Property Trustee under the Trust Agreement, including the right to direct the Property Trustee under the Trust Agreement to exercise the remedies available to it as holder of the Series G Junior Subordinated Notes. If the Property Trustee fails to enforce its rights under the Series G Junior Subordinated Notes, a holder of Preferred Securities may, to the fullest extent permitted by applicable law, institute a legal proceeding directly against the Company to enforce its rights under the Trust Agreement without first instituting any legal proceeding against the Property Trustee or the Trust. Notwithstanding the foregoing, a holder of Preferred Securities may institute a legal proceeding directly against the Company, without first instituting a legal proceeding against the Property Trustee or any other person or entity, for enforcement of payment to such holder of principal of or interest on the Series G Junior Subordinated Notes having a principal amount equal to the aggregate stated liquidation amount of the Preferred Securities of such holder on or after the due dates specified in the Series G Junior Subordinated Notes. See "Relationship Among the Preferred Securities, the Series G Junior Subordinated Notes and the Guarantee" below and "Description of the Guarantees -- Events of Default" in the accompanying Prospectus.

     Unless a Subordinated Note Indenture Event of Default shall have occurred and be continuing, the Securities Trustees may be removed at any time by act of the holder of the Common Securities. If a Subordinated Note Indenture Event of Default has occurred and is continuing, any Securities Trustee may be removed at such time by act of the holders of a majority in liquidation amount of the Preferred Securities, delivered to the appropriate Securities Trustee (in its individual capacity and on behalf of the Trust). No resignation or removal of any Securities Trustee and no appointment of a successor shall be effective until the acceptance of appointment by the successor Trustee in accordance with the requirements of the Trust Agreement.

     If a Subordinated Note Indenture Event of Default has occurred and is continuing, the holders of Preferred Securities shall have a preference over the holders of Common Securities upon dissolution of the Trust as described above. See "-- Liquidation Distribution Upon Dissolution."

VOTING RIGHTS

     Except as provided below and under "Description of the Guarantees -- Amendments and Assignment" in the accompanying Prospectus and as otherwise required by law and the Trust Agreement, the holders of the Preferred Securities will have no voting rights.

     If any proposed amendment to the Trust Agreement provides for, or the Securities Trustees otherwise propose to effect, (i) any action that would adversely affect the powers, preferences or special rights of the Preferred Securities, whether by way of amendment to the Trust Agreement or otherwise, or
(ii) the dissolution, winding-up or termination of the Trust, other than pursuant to the Trust Agreement, then the holders of outstanding Preferred Securities will be entitled to vote as a class on such amendment or proposal of the Securities Trustees, and such amendment or proposal shall not be effective except with the approval of the holders of at least 66 2/3% in liquidation amount of such outstanding Preferred Securities.

     So long as any Series G Junior Subordinated Notes are held by the Property Trustee, the Securities Trustees shall not (i) direct the time, method and place of conducting any proceeding for any remedy available to the Indenture Trustee, or executing any trust or power conferred on the Indenture Trustee with respect to the Series G Junior Subordinated Notes, (ii) waive any past default which is waivable under Section 513 of the Subordinated Note Indenture, (iii) exercise any right to rescind or annul a declaration that the principal of all the Series G Junior Subordinated Notes shall be due and payable, or (iv) consent to any amendment, modification or termination of the Subordinated Note Indenture or the Series G Junior Subordinated Notes, where such consent shall be required, or to any other action, as the holder of the Series G Junior Subordinated Notes, under the Subordinated Note Indenture, without, in each case, obtaining the prior approval of the holders of at least 66 2/3% in liquidation amount of the outstanding Preferred Securities; provided, however, that where a consent under the Subordinated Note Indenture would require the consent of each holder of Series G Junior Subordinated Notes affected thereby, no such consent shall be given by the Securities Trustees without the prior consent of each holder of Preferred Securities. The Securities Trustees shall not revoke any action previously authorized or approved by a vote of the holders of the Preferred Securities, except pursuant to a subsequent vote of such holders. The Property Trustee shall notify all holders of the Preferred Securities of any notice of default received from the Indenture Trustee with respect to the Series G Junior Subordinated Notes. In addition to obtaining the foregoing approvals of the holders of the Preferred Securities, prior to taking any of the foregoing actions, the Securities Trustees shall obtain an opinion of counsel experienced in such matters to the effect that the Trust will not be classified as other than a grantor trust for federal income tax purposes on account of such action.

     Any required approval of holders of Preferred Securities may be given at a separate meeting of holders of Preferred Securities convened for such purpose or pursuant to written consent. The Administrative Trustees will cause a notice of any meeting at which holders of Preferred Securities are entitled to vote to be given to each holder of record of Preferred Securities in the manner set forth in the Trust Agreement.

     Notwithstanding that holders of Preferred Securities are entitled to vote or consent under any of the circumstances described above, any of the Preferred Securities that are owned by the Company, the Securities Trustees or any affiliate of the Company or any Securities Trustee shall, for purposes of such vote or consent, be treated as if they were not outstanding.

CO-PROPERTY TRUSTEES AND SEPARATE PROPERTY TRUSTEE

     At any time or times, for the purpose of meeting the legal requirements of the 1939 Act or of any jurisdiction in which any part of the Trust Property may at the time be located, the holder of the Common Securities and the Property Trustee shall have power to appoint, and upon the written request of the Property Trustee, the Company, as Depositor, shall for such purpose join with the Property Trustee in the execution, delivery and performance of all instruments and agreements necessary or proper to appoint, one or more persons approved by the Property Trustee either to act as co-property trustee, jointly with the Property Trustee, of all or any part of such Trust Property, or to act as separate trustee of any such property, in either case with such powers as may be provided in the instrument of appointment, and to vest in such person or persons in such capacity, any property, title, right or power deemed necessary or desirable, subject to the provisions of the Trust Agreement. If the Company, as Depositor, does not join in such appointment within 15 days after the receipt by it of a request so to do, or in case a Subordinated Note Indenture Event of Default has occurred and is continuing, the Property Trustee alone shall have power to make such appointment.

AMENDMENT OF THE TRUST AGREEMENT

     The Trust Agreement may be amended from time to time by the Company and the Securities Trustees without the consent of the holders of the Trust Securities
(i) to cure any ambiguity, correct or supplement any provision therein which may be inconsistent with any other provision therein, or to make any other provisions with respect to matters or questions arising under the Trust Agreement, which shall not be inconsistent with the other provisions of the Trust Agreement, provided that the amendment does not adversely affect in any material respect the interests of any holder of Trust Securities, or (ii) to modify, eliminate or add to any provisions of the Trust Agreement to such extent as shall be necessary to ensure that the Trust will not be classified as other than a grantor trust for federal income tax purposes. Except as provided in the succeeding paragraph, other amendments to the Trust Agreement may be made (i) upon approval of the holders of not less than 66 2/3% in aggregate liquidation amount of the Trust Securities then outstanding and (ii) upon receipt by the Securities Trustees of an opinion of counsel to the effect that such amendment will not affect the Trust's status as a grantor trust or the Trust's exemption from the 1940 Act.

     Notwithstanding the foregoing, without the consent of each affected holder of Trust Securities, the Trust Agreement may not be amended to (i) change the amount or timing of any distribution on the Trust Securities or otherwise adversely affect the amount of any distribution required to be made in respect of the Trust Securities as of a specified date, (ii) restrict the right of a holder of Trust Securities to institute suit for the enforcement of any such payment on or after such date or (iii) change the consent required to amend the Trust Agreement.

MERGERS, CONSOLIDATIONS OR AMALGAMATIONS

     The Trust may not consolidate, amalgamate, merge with or into, or be replaced by, or convey, transfer or lease its properties and assets substantially as an entirety to any corporation or other body, except as described below. The Trust may at the request of the Company, with the consent of the Administrative Trustees and without the consent of the holders of the Trust Securities, consolidate, amalgamate, merge with or into, or be replaced by a trust organized as such under the laws of any state; provided, that (i) such successor entity either (A) expressly assumes all of the obligations of the Trust with respect to the Trust Securities or (B) substitutes for the Preferred Securities other securities having substantially the same terms as the Trust Securities (the "Successor Securities") so long as the Successor Securities rank the same as the Trust Securities rank in priority with respect to distributions and payments upon liquidation, redemption and otherwise, (ii) the Company expressly appoints a trustee of such successor entity possessing the same powers and duties as the Property Trustee as the holder of the Series G Junior Subordinated Notes, (iii) the Preferred Securities or any Successor Securities are listed, or any Successor Securities will be listed upon notification of issuance, on any national securities exchange or other organization on which the Preferred Securities are then listed, (iv) such merger, consolidation, amalgamation or replacement does not cause the Preferred Securities (including any Successor Securities) to be downgraded by any nationally recognized statistical rating organization, (v) such merger, consolidation, amalgamation or replacement does not adversely affect the rights, preferences and privileges of the holders of the Trust Securities (including any Successor Securities) in any material respect, (vi) such successor entity has a purpose substantially identical to that of the Trust, (vii) prior to such merger, consolidation, amalgamation or replacement, the Company has received an opinion of counsel to the effect that (A) such merger, consolidation, amalgamation or replacement does not adversely affect the rights, preferences and privileges of the holders of the Trust Securities (including any Successor Securities) in any material respect, and (B) following such merger, consolidation, amalgamation or replacement, neither the Trust nor such successor entity will be required to register as an investment company under the 1940 Act, and (viii) the Company guarantees the obligations of such successor entity under the Successor Securities at least to the extent provided by the Guarantee. Notwithstanding the foregoing, the Trust shall not, except with the consent of holders of 100% in liquidation amount of the Trust Securities, consolidate, amalgamate, merge with or into, or be replaced by any other entity or permit any other entity to consolidate, amalgamate, merge with or into, or replace it if such consolidation, amalgamation, merger or replacement would cause the Trust or the successor entity to be classified as other than a grantor trust for federal income tax purposes.

     Any corporation or other body into which any of the Property Trustee, the Delaware Trustee or any Administrative Trustee that is not a natural person may be merged or converted or with which it may be consolidated, or any corporation or other body resulting from any merger, conversion or consolidation to which any such Securities Trustee shall be a party, or any corporation or other body succeeding to all or substantially all the corporate trust business of any such Securities Trustee, shall be the successor of such Securities Trustee under the Trust Agreement, provided such corporation is otherwise qualified and eligible under the Trust Agreement.

PAYMENT AND PAYING AGENT

     So long as DTC is acting as securities depositary for the Preferred Securities, payments in respect of the Preferred Securities shall be made to DTC, which is to credit the relevant accounts at DTC on the applicable Distribution Dates. If the Preferred Securities are not held by DTC, such payments shall be made by check mailed to the address of the holder entitled thereto as such address shall appear on the Securities Register (as defined in the Trust Agreement). The Paying Agent shall initially be the Property Trustee. The Paying Agent shall be permitted to resign as Paying Agent upon 30 days' written notice to the Administrative Trustees and the Company. In such event, the Administrative Trustees shall appoint a successor to act as Paying Agent.

REGISTRAR AND TRANSFER AGENT

     It is anticipated that the Property Trustee, or one of its affiliates, will act as registrar and transfer agent (the "Securities Registrar") for the Preferred Securities.

     Registration of transfers of Preferred Securities will be effected without charge by or on behalf of the Trust, but upon payment in respect of any tax or other governmental charges which may be imposed in relation to it.

     The Securities Registrar will not be required to register or cause to be registered any transfer of Preferred Securities after they have been called for redemption.

INFORMATION CONCERNING THE PROPERTY TRUSTEE

     The Property Trustee, prior to the occurrence of a Trust Agreement Event of Default with respect to the Trust Securities, undertakes to perform only such duties as are specifically set forth in the Trust Agreement and, after default, shall exercise the same degree of care as a prudent individual would exercise in the conduct of his or her own affairs. Subject to such provisions, the Property Trustee is under no obligation to exercise any of the powers vested in it by the Trust Agreement at the request of any holder of Preferred Securities, unless offered reasonable indemnity by such holder against the costs, expenses and liabilities which might be incurred thereby.

     JPMorgan Chase Bank, the Property Trustee, also serves as Indenture Trustee and Guarantee Trustee. The Company and certain of its affiliates maintain deposit accounts and banking relationships with JPMorgan Chase Bank. JPMorgan Chase Bank serves as trustee under other indentures pursuant to which securities of the Company and affiliates of the Company are outstanding.

GOVERNING LAW

     The Trust Agreement and the Trust Securities will be governed by, and construed in accordance with, the internal laws of the State of Delaware; provided that the immunities and standard of care of the Property Trustee shall be governed by New York law.

MISCELLANEOUS

     The Administrative Trustees are authorized and directed to operate the Trust so that the Trust will not be deemed to be an "investment company" required to be registered under the 1940 Act or taxed as other than a grantor trust for federal income tax purposes and so that the Series G Junior Subordinated Notes will be treated as indebtedness of the Company for federal income tax purposes. In this connection, the Administrative Trustees and the Company are authorized to take any action, not inconsistent with applicable law, the Trust's certificate of trust or the Trust Agreement, that the Administrative Trustees and the Company determine in their discretion to be necessary or desirable for such purposes, as long as such action does not materially and adversely affect the interests of the holders of the Preferred Securities.

             DESCRIPTION OF THE SERIES G JUNIOR SUBORDINATED NOTES

     Set forth below is a description of the specific terms of the Series G Junior Subordinated Notes. This description supplements, and should be read together with, the description of the general terms and provisions of the junior subordinated notes set forth in the accompanying Prospectus under the caption "Description of the Junior Subordinated Notes." The following description does not purport to be complete and is subject to, and is qualified in its entirety by reference to, the description in the accompanying Prospectus and the Subordinated Note Indenture.

GENERAL

     The Series G Junior Subordinated Notes will be issued as a series of junior subordinated notes under the Subordinated Note Indenture. The Series G Junior Subordinated Notes will be limited in aggregate principal amount to $206,185,575, such amount being the approximate aggregate liquidation amount of the Trust Securities.

     The entire principal amount of the Series G Junior Subordinated Notes will mature and become due and payable, together with any accrued and unpaid interest thereon, including Additional Interest (see "Description of the Junior Subordinated Notes -- Additional Interest" in the accompanying Prospectus), if any, on January 15, 2044. The Series G Junior Subordinated Notes are not subject to any sinking fund provision.

     The terms of the Series G Junior Subordinated Notes correspond to those of the Preferred Securities, as described herein.

OPTIONAL REDEMPTION

     The Company shall have the right to redeem the Series G Junior Subordinated Notes, in whole or in part, without premium, from time to time, on or after January 23, 2009, or at any time in whole, but not in part, upon the occurrence of a Special Event as described under "Description of the Preferred
Securities -- Special Event Redemption; Distribution of Series G Junior Subordinated Notes," upon not less than 30 nor more than 60 days' notice, at a redemption price equal to 100% of the principal amount to be redeemed plus any accrued and unpaid interest, including Additional Interest, if any, to the redemption date. If a partial redemption of the Series G Junior Subordinated Notes would result in the delisting of the Preferred Securities, the Company may only redeem the Series G Junior Subordinated Notes in whole.

INTEREST

     Each Series G Junior Subordinated Note shall bear interest at the Securities Rate from the Issue Date, payable quarterly in arrears on January 15, April 15, July 15 and October 15 of each year commencing

April 15, 2004 to the person in whose name such Series G Junior Subordinated
Note is registered at the close of business (i) on the Business Day immediately preceding an interest payment date if the Preferred Securities are in book-entry only form or if the Series G Junior Subordinated Notes have been distributed to holders of the Trust Securities and such Series G Junior Subordinated Notes are in book-entry only form or (ii) on the fifteenth calendar day preceding an interest payment date (whether or not a Business Day) if both the Preferred Securities and the Series G Junior Subordinated Notes are not in book-entry only form. The amount of interest payable will be computed on the basis of a 360-day year of twelve 30-day months. In the event that any date on which interest is payable on the Series G Junior Subordinated Notes is not a Business Day, then payment of the interest payable on such date will be made on the next succeeding day which is a Business Day (and without any interest or other payment in respect of any such delay), with the same force and effect as if made on such date.

OPTION TO EXTEND INTEREST PAYMENT PERIOD

     The Company shall have the right at any time, and from time to time, to defer payments of interest on the Series G Junior Subordinated Notes by extending the interest payment period for up to 20 consecutive quarterly periods, but not beyond the stated maturity date. At the end of an Extension Period, the Company shall pay all interest then accrued and unpaid (together with interest thereon at the Securities Rate compounded quarterly, to the extent permitted by law) and all Additional Interest; provided, that if the Company shall have given notice of its election to select an Extension Period, (a) the Company shall not declare or pay any dividend or distribution on, or redeem, purchase, acquire or make a liquidation payment with respect to, any of its capital stock or make any guarantee payments with respect to the foregoing, and
(b) the Company shall not make any payment of interest, principal or premium, if any, on or repay, repurchase or redeem any debt securities (including guarantees other than the Guarantee) issued by the Company which rank equally with or junior to the Series G Junior Subordinated Notes. Prior to the termination of any Extension Period, the Company may further defer payments of interest by extending the interest payment period, provided that such Extension Period, together with all such previous and further extensions thereof, may not exceed 20 consecutive quarterly periods. Upon the termination of any Extension Period and the payment of all amounts then due, the Company may select a new Extension Period, subject to the above requirements. The Company has no present intention of exercising its rights to defer payments of interest by extending the interest payment period on the Series G Junior Subordinated Notes. See "Certain Federal Income Tax Consequences -- Original Issue Discount."

     The Company shall give the holder or holders of the Series G Junior Subordinated Notes and the Indenture Trustee notice of its selection or extension of an Extension Period at least one Business Day prior to the earlier of (i) the record date relating to the interest payment date on which the Extension Period is to commence or relating to the interest payment date on which an Extension Period that is being extended would otherwise terminate or
(ii) the date the Company or the Trust is required to give notice to the NYSE or other applicable self-regulatory organization of the record date or the date such distributions are payable.

BOOK-ENTRY AND ISSUANCE

     If distributed to holders of Trust Securities in connection with the voluntary or involuntary dissolution, winding-up or liquidation of the Trust, the Series G Junior Subordinated Notes are expected to be issued in the form of one or more global certificates registered in the name of the securities depositary or its nominee. In such event, the procedures applicable to the transfer and payment of the Series G Junior Subordinated Notes are expected to be substantially similar to those described with respect to the Preferred Securities in "Description of the Preferred Securities -- Book-Entry Only Issuance -- The Depository Trust Company."

                  RELATIONSHIP AMONG THE PREFERRED SECURITIES,
            THE SERIES G JUNIOR SUBORDINATED NOTES AND THE GUARANTEE

     As long as payments of interest and other payments are made when due on the Series G Junior Subordinated Notes, such payments will be sufficient to cover distributions and payments due on the Trust Securities primarily because (i) the aggregate principal amount of Series G Junior Subordinated Notes will be equal to the sum of the aggregate stated liquidation amount of the Trust Securities;
(ii) the interest rate and interest and other payment dates on the Series G Junior Subordinated Notes will match the distribution rate and distribution and other payment dates for the Preferred Securities; (iii) the Company shall pay for all costs and expenses of the Trust pursuant to the Agreement as to Expenses and Liabilities; and (iv) the Trust Agreement provides that the Securities Trustees shall not cause or permit the Trust to, among other things, engage in any activity that is not consistent with the purposes of the Trust.

     Payments of distributions (to the extent funds therefor are legally and immediately available) and other payments due on the Preferred Securities (to the extent funds therefor are legally and immediately available) are guaranteed by the Company as and to the extent set forth under "Description of the Guarantees" in the accompanying Prospectus. If the Company does not make interest payments on the Series G Junior Subordinated Notes, it is not expected that the Trust will have sufficient funds to pay distributions on the Preferred Securities. The Guarantee is a guarantee from the time of its issuance, but does not apply to any payment of distributions unless and until the Trust has sufficient funds legally and immediately available for the payment of such distributions.

     If the Company fails to make interest or other payments on the Series G Junior Subordinated Notes when due (taking into account any Extension Period), the Trust Agreement provides a mechanism whereby the holders of the Preferred Securities may appoint a substitute Property Trustee. Such holders may also direct the Property Trustee to enforce its rights under the Series G Junior Subordinated Notes, including proceeding directly against the Company to enforce the Series G Junior Subordinated Notes. If the Property Trustee fails to enforce its rights under the Series G Junior Subordinated Notes, to the fullest extent permitted by applicable law, any holder of Preferred Securities may institute a legal proceeding directly against the Company to enforce the Property Trustee's rights under the Series G Junior Subordinated Notes without first instituting any legal proceeding against the Property Trustee or any other person or entity. Notwithstanding the foregoing, a holder of Preferred Securities may institute a legal proceeding directly against the Company, without first instituting a legal proceeding against the Property Trustee or any other person or entity, for enforcement of payment to such holder of principal of or interest on the Series G Junior Subordinated Notes having a principal amount equal to the aggregate stated liquidation amount of the Preferred Securities of such holder on or after the due dates specified in the Series G Junior Subordinated Notes.

     If the Company fails to make payments under the Guarantee, the Guarantee provides a mechanism whereby the holders of the Preferred Securities may direct the Guarantee Trustee to enforce its rights thereunder. In addition, any holder of Preferred Securities may institute a legal proceeding directly against the Company to enforce the Guarantee Trustee's rights under the Guarantee without first instituting a legal proceeding against the Guarantee Trustee or any other person or entity.

     The Guarantee, the Subordinated Note Indenture, the Series G Junior Subordinated Notes, the Trust Agreement and the Agreement as to Expenses and Liabilities, as described above, constitute a full and unconditional guarantee by the Company of the payments due on the Preferred Securities.

     Upon any voluntary or involuntary dissolution, winding-up or termination of the Trust, unless the Series G Junior Subordinated Notes are distributed in connection therewith, the holders of Preferred Securities will be entitled to receive, out of assets legally available for distribution to holders, the Liquidation Distribution in cash. See "Description of the Preferred
Securities -- Liquidation Distribution Upon Dissolution." Upon any voluntary or involuntary liquidation or bankruptcy of the Company, the Property Trustee, as holder of the Series G Junior Subordinated Notes, would be a subordinated creditor of the Company, subordinated in right of payment to all Senior Indebtedness, but entitled to receive payment in full of principal and interest, before any stockholders of the Company receive payments or distributions. Because the Company is guarantor under the Guarantee and has agreed to pay for all costs, expenses and liabilities of the Trust

(other than the Trust's obligations to holders of the Preferred Securities) pursuant to the Agreement as to Expenses and Liabilities, the positions of a holder of Preferred Securities and a holder of Series G Junior Subordinated Notes relative to other creditors and to stockholders of the Company in the event of liquidation or bankruptcy of the Company would be substantially the same.

     A default or event of default under any Senior Indebtedness would not constitute a default or Event of Default under the Subordinated Note Indenture. However, in the event of payment defaults under, or acceleration of, Senior Indebtedness, the subordination provisions of the Series G Junior Subordinated Notes provide that no payments may be made in respect of the Series G Junior Subordinated Notes until such Senior Indebtedness has been paid in full or any payment default thereunder has been cured or waived. Failure to make required payments on the Series G Junior Subordinated Notes would constitute an Event of Default under the Subordinated Note Indenture except that failure to make interest payments on the Series G Junior Subordinated Notes will not be an Event of Default during an Extension Period; provided, however, that any Extension Period may not exceed 20 consecutive quarterly periods or extend beyond the stated maturity of the Series G Junior Subordinated Notes.

                    CERTAIN FEDERAL INCOME TAX CONSEQUENCES

     The following is a summary of the material United States federal income tax consequences of the ownership and disposition of the Preferred Securities, but does not purport to be a complete analysis of all the potential tax considerations relating thereto. Unless otherwise stated, this summary deals only with Preferred Securities held as capital assets by Holders (as defined below). The tax treatment of a Holder may vary depending on its particular situation. This summary does not deal with special classes of Holders, such as foreign persons, dealers in securities or currencies, banks, thrifts, real estate investment trusts, regulated investment companies, insurance companies, S corporations, tax exempt organizations, persons holding Preferred Securities as part of a straddle or as part of a hedging or conversion transaction or other integrated investment, or persons whose functional currency is not the United States dollar. Further, it does not include any description of alternative minimum tax consequences or the tax laws of any state, local or foreign government that may be applicable to the Preferred Securities. Prospective investors should consult their own tax advisors with regard to the application of any foreign, state, local or other tax laws. This summary is based on the Internal Revenue Code of 1986, as amended (the "Code"), the Treasury regulations thereunder and administrative and judicial interpretations thereof, all as of the date hereof, and all of which are subject to change (possibly on a retroactive basis). The authorities on which this summary is based are subject to various interpretations, and it is therefore possible that the federal income tax treatment of the ownership and disposition of the Preferred Securities may differ from the treatment described below. The Company has not sought, nor will it seek, any ruling from the Internal Revenue Service (the "IRS") with respect to the statements made and the conclusions reached in the following summary, and there can be no assurance that the IRS will agree with such statements and conclusions. In addition, the IRS is not precluded from asserting a contrary position.

     As used herein, the term "Holder" means a beneficial owner of Preferred Securities, that is for United States federal income tax purposes: (i) a citizen or resident (as defined in Section 7701(b) of the Code) of the United States,
(ii) a corporation, partnership or other entity created or organized under the laws of the United States or a political subdivision thereof, (iii) an estate the income of which is subject to federal income taxation regardless of its source, or (iv) a trust if (a) a court within the United States is able to exercise primary supervision over the administration of the trust and (b) one or more United States persons have the authority to control all substantial decisions of the trust.

TREATMENT OF THE TRUST AND PREFERRED SECURITIES FOR FEDERAL INCOME TAX PURPOSES

     The Trust will be treated as a "grantor trust" and not as an association taxable as a corporation for federal income tax purposes. Thus, for federal income tax purposes, each Holder will be treated as the beneficial owner of a pro rata undivided interest in the Series G Junior Subordinated Notes and, consequently, will be required to include in income the Holder's pro rata share of the entire income from the Series G Junior

Subordinated Notes. Each Holder generally will determine its net income or loss with respect to the Trust in accordance with its own method of accounting, although income arising from OID, if any, must be taken into account under the accrual method of accounting even if the Holder otherwise would use the cash receipts and disbursements method. See "-- Original Issue Discount" below.

PAYMENT OF INTEREST

     Except as set forth below with respect to OID, if any, stated interest on a Series G Junior Subordinated Note will generally be taxable to a Holder as ordinary income at the time it is paid or accrued in accordance with the Holder's own method of tax accounting.

ORIGINAL ISSUE DISCOUNT

     The terms of the Series G Junior Subordinated Notes permit the Company to defer the payment of interest on the Series G Junior Subordinated Notes at any time and from time to time by extending the interest payment period for up to 20 consecutive quarterly periods with respect to each Extension Period; provided, however, that no Extension Period may extend beyond the stated maturity date of the Series G Junior Subordinated Notes.

     Under applicable Treasury regulations, a remote contingency that stated interest will not be timely paid is ignored in determining whether a debt instrument is issued with OID. While the law is not entirely clear, because the Company's exercise of the option to defer payments of stated interest on the Series G Junior Subordinated Notes would prevent the Company from paying dividends on any class of stock, the Company believes that the likelihood of its exercising its option to defer payments is remote within the meaning of the regulations. As a result, each Holder should include in gross income such Holder's allocable share of interest in the Series G Junior Subordinated Notes in accordance with such Holder's method of tax accounting. It should be noted that these regulations have not yet been addressed in any rulings or other interpretations by the IRS. Accordingly, it is possible that the IRS could take a position contrary to the interpretations described herein.

     Should the Company exercise its option to defer payments of interest, the Series G Junior Subordinated Notes would, at that time, be treated as issued with OID. Thereafter, the sum of the remaining interest payments on the Series G Junior Subordinated Notes would be treated as OID, which a Holder would be required to accrue and include in taxable income on an economic accrual basis (regardless of the Holder's method of accounting for income tax purposes) over the remaining term of the Series G Junior Subordinated Notes (including any period of interest deferral), without regard to the timing of payments under the Series G Junior Subordinated Notes. The amount a Holder would include in taxable income would be determined on the basis of a constant yield method over the remaining term of the Series G Junior Subordinated Notes and the actual receipt of future payments of stated interest on the Series G Junior Subordinated Notes would no longer be separately reported as taxable income. The total amount of OID that would accrue during the deferred interest period would be approximately equal to the amount of the cash payment due at the end of such period. Any OID included in income would increase a Holder's adjusted tax basis in their Preferred Securities, and a Holder's actual receipt of cash would reduce such Holder's basis in the Preferred Securities.

MARKET DISCOUNT AND PREMIUM

     Prior to the exercise by the Company of its option to defer payments of stated interest on the Series G Junior Subordinated Notes, a purchaser of a Preferred Security at a discount from the liquidation amount at maturity of such purchaser's pro rata share of the Series G Junior Subordinated Notes acquires such Preferred Security with "market discount." Following the exercise by the Company of its option to defer payments of stated interest on the Series G Junior Subordinated Notes, a purchaser of a Preferred Security at a discount from its "revised issue price" acquires such Preferred Security with "market discount." For this purpose, the "revised issue price" is the issue price of the Preferred Security plus the aggregate amount of OID includible in the gross income of all holders of the security for all periods before the acquisition. However, in either case, market discount with respect to a Preferred Security will be considered to be zero if it is de minimis. Market discount will be de minimis with respect to a Preferred Security if it is less than the product of (i) 0.25% of the adjusted issue price of the purchaser's pro rata share of the Series G Junior Subordinated Notes multiplied by (ii) the number of complete years to maturity of such Series G Junior Subordinated Notes after the date of purchase. The purchaser of a Preferred Security with more than a de minimis amount of market discount generally will be required to treat any gain on the sale, exchange, redemption or other disposition of all or part of the Preferred Securities (or related Series G Junior Subordinated Notes) as ordinary income to the extent of accrued (but not previously taxed) market discount. Market discount generally will accrue ratably during the period from the date of purchase of such Preferred Security to the maturity date of the Series G Junior Subordinated Notes unless the Holder irrevocably elects to accrue such market discount on the basis of a constant interest rate.

     A Holder who has acquired a Preferred Security at a market discount generally will be required to defer any deductions of interest expense attributable to any indebtedness incurred or continued to purchase or carry the Preferred Security, to the extent such interest expense exceeds the related interest income. Any such deferred interest expense generally will be allowable as a deduction not later than the year in which the related market discount income is recognized. As an alternative to the inclusion of market discount in income upon disposition of all or a portion of a Preferred Security or the related Series G Junior Subordinated Notes (including redemptions thereof), a Holder may make an election (which may not be revoked without the IRS's consent) to include market discount in income as it accrues on all market discount instruments acquired by the Holder during or after the taxable year for which the election is made. In that case, the preceding deferral rule for interest expense will not apply.

     In lieu of the foregoing treatment of market discount and interest expense, a Holder may elect to treat any market discount (including a de minimis amount) as OID and accrue such discount on a constant-yield basis in the same manner as the Holder accrues OID.

     Prior to the exercise by the Company of its option to defer payments of stated interest on the Series G Junior Subordinated Notes, a Holder that acquires a Preferred Security for an amount that is greater than its Redemption Price will be considered to have purchased the Preferred Security at a "premium" equal to such excess and may elect (in accordance with applicable Code provisions) to amortize such premium on a constant yield basis over the remaining term of the Preferred Security (subject to special rules concerning early call provisions). If an election to amortize the premium on a Preferred Security, if any, is not made, the premium will decrease the gain or increase the loss otherwise recognized on a taxable disposition of the Preferred Security. Following the exercise by the Company of its option to defer payments of stated interest on the Series G Junior Subordinated Notes, a Holder that has acquired a Preferred Security for a purchase price in excess of its "adjusted issue price" may generally apply such "acquisition premium" to reduce the amount of OID required to be included in income. The "adjusted issue price" will generally be equal to the original issue price of a Preferred Security increased by the amount of OID previously includible in the gross income of any Holder and decreased by any payments made after the Company has exercised its option to defer payments.

CORPORATE HOLDERS

     Corporate Holders of Preferred Securities will not be entitled to a dividends-received deduction for any income from the Preferred Securities.

SALE OF PREFERRED SECURITIES

     Upon the sale, retirement (including redemption) or other taxable disposition of all or part of a Preferred Security, a Holder thereof will recognize gain or loss equal to the difference between the amount realized on such sale, retirement or other disposition and such Holder's adjusted tax basis in the Preferred Security or part thereof. If the Holder disposes of a Preferred Security prior to the occurrence of an Extension Period, any portion of the amount received that is attributable to accrued interest will be treated as interest income to the Holder and will not be treated as part of the amount realized for purposes of determining gain or loss on the disposition of the Preferred Security. Any recognized gain or loss will be capital gain or loss, except to the extent of any accrued market discount. See "-- Market Discount and Premium" above. The capital gain or loss will be long-term if the holding period for the Preferred Security is more than one year at the time of sale, retirement or other disposition. A Holder's adjusted tax basis in a Preferred Security acquired by purchase will equal the cost of such Preferred Security to Holder, increased by the amount of any related accrued OID and market discount included in taxable income by the Holder and reduced by any prior payments on the Series G Junior Subordinated Notes distributed on the Preferred Security. The redemption of only part of a Preferred Security will require an allocation of the Holder's adjusted tax basis in his pro rata share of the related Series G Junior Subordinated Notes between the portion of the Series G Junior Subordinated Notes redeemed and retained by the Holder in order to determine gain or loss.

RECEIPT OF SERIES G JUNIOR SUBORDINATED NOTES UPON LIQUIDATION OF THE TRUST

     As described under "Description of the Preferred Securities -- Special Event Redemption; Distribution of Series G Junior Subordinated Notes," Series G Junior Subordinated Notes may be distributed to Holders in exchange for the Preferred Securities and in liquidation of the Trust. Such a distribution would be treated as a non-taxable event to each Holder and each Holder would receive an aggregate tax basis in the Holder's Series G Junior Subordinated Notes equal to the Holder's aggregate tax basis in its Preferred Securities. A Holder's holding period with respect to the Series G Junior Subordinated Notes so received in liquidation of the Trust would include the period for which the Preferred Securities were held by such Holder.

INFORMATION AND BACKUP WITHHOLDING

     Income on the Preferred Securities will be reported to Holders on Form 1099, which form should be mailed to Holders of Preferred Securities by January 31 following each calendar year. In addition, a Holder may be subject to "backup withholding" under certain circumstances. Backup withholding applies to a Holder if the Holder, among other things, (i) fails to furnish his social security number or other taxpayer identification number ("TIN") to the payor responsible for backup withholding (for example, the Holder's securities broker), (ii) furnishes such payor an incorrect TIN, (iii) fails to provide such payor with a certified statement, signed under penalties of perjury, that the TIN provided to the payor is correct and that the Holder is not subject to backup withholding, or (iv) fails to report properly interest and dividends on his tax return. Backup withholding, however, does not apply to payments made to certain exempt recipients, such as corporations and tax-exempt organizations. Backup withholding applies to "reportable payments," which generally will include distributions of interest and principal payments on the Series G Junior Subordinated Notes. The backup withholding tax rate is currently 28%.

     THE FEDERAL INCOME TAX DISCUSSION SET FORTH ABOVE MAY NOT BE APPLICABLE TO A HOLDER, DEPENDING UPON A HOLDER'S PARTICULAR SITUATION, AND THEREFORE EACH HOLDER SHOULD CONSULT HIS TAX ADVISOR WITH RESPECT TO THE TAX CONSEQUENCES OF THE OWNERSHIP AND DISPOSITION OF PREFERRED SECURITIES, INCLUDING THE TAX CONSEQUENCES UNDER STATE, LOCAL, FOREIGN AND OTHER TAX LAWS AND THE POSSIBLE EFFECTS OF CHANGES IN FEDERAL OR OTHER TAX LAW.

                                  UNDERWRITING

     Subject to the terms and conditions set forth in an underwriting agreement (the "Underwriting Agreement"), the Trust has agreed to sell to the Underwriters named below, and the Underwriters, for whom Morgan Stanley & Co. Incorporated is acting as representative (the "Representative"), have severally agreed to purchase the number of Preferred Securities set forth opposite their respective names below. In the Underwriting Agreement, the Underwriters have agreed, subject to the terms and conditions set forth therein, to purchase all of the Preferred Securities offered hereby if any of the Preferred Securities are purchased. In the event of default by any Underwriter, the Underwriting Agreement provides that, in certain circumstances, purchase commitments of the non-defaulting Underwriters may be increased or the Underwriting Agreement may be terminated.

                                                                   NUMBER OF
                            NAME                              PREFERRED SECURITIES
                            ----                              --------------------
Morgan Stanley & Co. Incorporated...........................        1,862,500
Banc of America Securities LLC..............................        1,862,500
Citigroup Global Markets Inc................................        1,862,500
Merrill Lynch, Pierce, Fenner & Smith Incorporated..........        1,862,500
A.G. Edwards & Sons, Inc. ..................................           50,000
M.R. Beal & Company.........................................           50,000
Blaylock & Partners, L.P. ..................................           50,000
Guzman & Company............................................           50,000
Jackson Securities LLC......................................           50,000
The Malachi Group, Inc. ....................................           50,000
Samuel A. Ramirez & Company, Incorporated...................           50,000
Raymond James & Associates, Inc. ...........................           50,000
SunTrust Capital Markets, Inc. .............................           50,000
The Williams Capital Group, L.P. ...........................           50,000
B.C. Ziegler and Company....................................           50,000
                                                                   ----------
          Total.............................................        8,000,000
                                                                   ==========

     The Underwriters have advised the Company and the Trust that they propose to offer the Preferred Securities in part directly to the public at the price to the public, as set forth on the cover page of this Prospectus Supplement, and in part to certain securities dealers at such price less a concession not in excess of $.50 per Preferred Security. The Underwriters may allow, and such dealers may reallow, a concession not in excess of $.45 per Preferred Security to certain other dealers. After the Preferred Securities are released for sale to the public, the offering price and other selling terms may from time to time be varied by the Underwriters.

     Application will be made to list the Preferred Securities on the NYSE. If approved, trading of the Preferred Securities on the NYSE is expected to commence within a 30-day period after the initial delivery of the Preferred Securities. The Representative has advised the Company and the Trust that it intends to make a market in the Preferred Securities prior to the commencement of trading on the NYSE. The Representative will have no obligation to make a market in the Preferred Securities, however, and may cease market making activities, if commenced, at any time.

     Prior to this offering, there has been no public market for the Preferred Securities. In order to meet one of the requirements for listing the Preferred Securities on the NYSE, the Underwriters will undertake to sell lots of 100 or more Preferred Securities to a minimum of 400 beneficial holders.

     In order to facilitate the offering of the Preferred Securities, the Underwriters may engage in transactions that stabilize, maintain or otherwise affect the price of the Preferred Securities. Specifically, the Underwriters may overallot in connection with this offering, creating short positions in the securities for their own account. In addition, to cover overallotments or to stabilize the price of the Preferred Securities, the Underwriters may bid for, and purchase, Preferred Securities in the open market. Finally, the Underwriters may reclaim selling concessions allowed to an underwriter or dealer for distributing Preferred Securities in this offering, if the Underwriters repurchase previously distributed Preferred Securities in transactions that cover syndicate short positions, in stabilization transactions or otherwise. Any of these activities may stabilize or maintain the market price of the Preferred Securities above independent market levels. The Underwriters are not required to engage in these activities, and may end any of these activities at any time.

     The Company and the Trust have agreed, during the period of 15 days from the date of the Underwriting Agreement, not to sell, offer to sell, grant any option for the sale of, or otherwise dispose of any Preferred Securities, any security convertible into or exchangeable into or exercisable for Preferred Securities or the Series G Junior Subordinated Notes or any debt securities substantially similar to the Series G Junior Subordinated Notes or equity securities substantially similar to the Preferred Securities (except for the Series G Junior Subordinated Notes and the Preferred Securities issued pursuant to the Underwriting Agreement), without the prior written consent of the Representative.

     It is expected that delivery of the Preferred Securities will be made on or about the date specified on the cover page of this Prospectus Supplement, which will be the fifth Business Day following the date of this Prospectus Supplement. Under Rule 15c6-1 of the Commission under the 1934 Act, trades in the secondary market generally are required to settle in three Business Days, unless the parties to any such trade expressly agree otherwise. Accordingly, the purchasers who wish to trade the Preferred Securities on the date of this Prospectus Supplement or the next succeeding Business Day will be required to specify an alternative settlement cycle at the time of any such trade to prevent failed settlement and should consult their own advisor.

     The Company estimates that its expenses in connection with this offering, excluding underwriting discounts and commissions, will be approximately $340,000.

     The Company and the Trust have agreed to indemnify the Underwriters against certain liabilities, including liabilities under the Securities Act of 1933, as amended.

     Certain of the Underwriters and their affiliates engage in transactions with, and, from time to time, have performed services for, the Company and its affiliates in the ordinary course of business.

                                 LEGAL OPINIONS

     Certain matters of Delaware law relating to the validity of the Preferred Securities will be passed upon on behalf of the Company and the Trust by Richards, Layton & Finger, P.A., Wilmington, Delaware, special Delaware counsel to the Company and the Trust. The validity of the Series G Junior Subordinated Notes, the Guarantee and certain matters relating thereto will be passed upon on behalf of the Company by Troutman Sanders LLP, Atlanta, Georgia. Troutman Sanders LLP will also pass upon certain matters relating to United States federal income tax consequences. Certain legal matters will be passed upon for the Underwriters by Dewey Ballantine LLP, New York, New York.

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